                                                                    Exhibit 12-B


                        Atlantic City Electric Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
          ----------------------------------------------------------
                            (Dollars in Thousands)
                            ----------------------

                                                                Year Ended December 31,
                                            ------------------------------------------------------------
                                              1999         1998          1997           1996          1995
                                            --------     --------      --------       --------      --------
Income before extraordinary item             $63,930      $30,276       $85,747        $75,017       $98,752
                                            --------     --------      --------       --------      --------

Income taxes                                  49,326       18,178        50,442         36,958        48,277
                                            --------     --------      --------       --------      --------

Fixed charges:
        Interest on long-term debt
            including amortization of
            discount, premium and
            expense                           60,562       63,940        64,501         64,847        62,879
        Other interest                         3,837        3,435         3,574          4,019         4,364
        Preferred dividend require-
            ments of subsidiary
            trusts                             7,634        6,052         5,775          1,428             -
                                            --------     --------      --------       --------      --------
            Total fixed charges               72,033       73,427        73,850         70,294        67,243
                                            --------     --------      --------       --------      --------
Earnings before extraordinary
        item, income taxes and
        fixed charges                       $185,289     $121,881      $210,039       $182,269      $214,272
                                            ========     ========      ========       ========      ========

Fixed charges                                $72,033      $73,427       $73,850        $70,294       $67,243

Preferred dividend requirements                3,777        5,289         7,506         14,214        20,839
                                            --------     --------      --------       --------      --------

                                             $75,810      $78,716       $81,356        $84,508       $88,082
                                            ========     ========      ========       ========      ========
Ratio of earnings to fixed charges
        and preferred dividends                 2.44         1.55          2.58           2.16          2.43

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of subsidiary trusts, and the estimated interest component of rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.